                                                               AS FILED WITH THE
                                                         SECURITIES AND EXCHANGE
                                                   COMMISSION ON OCTOBER 1, 1996
                                                                   File No. 333-
                                                                   -------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                    FORM S-3
                             Registration Statement
                                     Under
                           The Securities Act of 1933
                              --------------------

                                 CIATTI'S, INC.
             (Exact name of registrant as specified in its charter)

          Minnesota                                     41-1564262
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


                             5555 West 78th Street
                             Edina, Minnesota 55439
                                 (612) 941-0108
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                               ------------------

                               Phillip R. Danford
                             President and Director
                                 Ciatti's, Inc.
                             5555 West 78th Street
                             Edina, Minnesota 55439
                                 (612) 941-0108
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              --------------------

                                   COPIES TO:
                              Thomas G. Lovett, IV
                          Lindquist & Vennum P.L.L.P.
                                4200 IDS Center
                             80 South Eighth Street
                         Minneapolis, Minnesota  55402
                           Telephone:  (612) 371-3211


  Approximate date of commencement of proposed sale to public: As soon as possible after this Registration Statement becomes effective.
  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following
box.    [ ]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box:   [ ]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering:     [ ]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement
for the same offering:    [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434,
please check the following box:    [ ]

                        CALCULATION OF REGISTRATION FEE

===============================================================================================================================
                                                                             Proposed           Proposed
                                                                              Maximum            Maximum          Amount of
         Title of Each Class of                          Amount to be     Offering Price        Aggregate        Registration
      Securities to be Registered                         Registered         Per Share       Offering Price          Fee
-------------------------------------------------------------------------------------------------------------------------------
Rights to purchase Common Stock                        1,485,638 rights       N/A                N/A                 N/A
Common Stock, $.01 par value, underlying Rights        1,485,638 shares      $3.75(1)        $5,571,143(1)         $1,689
===============================================================================================================================

(1) Estimated solely for the purpose of determining the registration fee based on the last reported sale prices of the Company's Common Stock on The Nasdaq SmallCap Market on September 26, 1996, pursuant to Rule 457(c).

  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                 CIATTI'S, INC.

        Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K


     Form S-3 Caption                                         Prospectus Page or Caption
----------------------------------------------------------------------------------------

1.  Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus...................................    Facing Page; Cross Reference Sheet;
                                                      Outside Front Cover Page

2.  Inside Front and Outside Back Cover...........    Pages of Prospectus Inside Front Page; Outside
                                                      Back Cover Page

3.  Summary Information, Risk Factors
     and Ratio of Earnings to Fixed Charges.......    Summary of Prospectus; Risk Factors

4.  Use of Proceeds...............................    Use of Proceeds

5.  Determination of Offering Price...............    Not Applicable

6.  Dilution......................................    Not Applicable

7.  Selling Security Holders......................    Not Applicable

8.  Plan of Distribution..........................    Description of Securities and Terms of Offering

9.  Description of Securities to be
     Registered...................................    Description of Securities and Terms of Offering

10. Interests of Named Experts and Counsel........    Not Applicable

11. Material Changes..............................    Summary of Prospectus; Risk Factors; Price Range
                                                      of Common Stock and Dividend Policy; Selected
                                                      Financial Data; Management's Discussion and
                                                      Analysis of Financial Condition and Results of
                                                      Operations; Business; Certain Federal Income Tax
                                                      Consequences

12. Incorporation of Certain Documents
     by Reference.................................    Incorporation of Certain Documents by Reference

13. Disclosure of Commission Position
     on Indemnification for Securities
     Act Liability................................    Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                                                          Preliminary Prospectus
                                                           Subject to Completion
                                                                 October 1, 1996

                                 CIATTI'S, INC.

                                1,485,638 Rights
                          to Purchase 1,485,638 Shares
                                of Common Stock


  Ciatti's, Inc. (the "Company" or "Ciatti's") hereby offers to each holder of record of its Common Stock, the right ("Right") to purchase, at a price of $x.xx per share (the "Rights Exercise Price"), two shares of Common Stock for every share of Common Stock currently owned. The Rights are being issued to each of its shareholders ("Shareholders") as of the close of business on ______________ (the "Record Date") exercisable for a period commencing on the date of this Prospectus (the "Commencement Date") and terminating on ________________ (the "Termination Date") (the "Offering Period"). The Rights are evidenced by non-transferable certificates.

  Shareholders exercising Rights will also have the right to subscribe for additional shares in an amount up to an additional one hundred percent (100%) of the Rights exercised by such Shareholders to the extent Rights are not exercised by other Shareholders ("Oversubscription Privilege"). In addition, because a number of the Company's Shareholders own fewer than 100 shares, as an alternative to exercising the Rights and exercising the Oversubscription Privilege, each Shareholder will be given the right to purchase an aggregate of 100 shares of the Company's Common Stock ("Round Lot Right").

  Shareholders will not have the right to revoke subscriptions for shares pursuant to the exercise of Rights, the Oversubscription Privilege, or the Round Lot Right, once properly completed subscription forms accompanied by payment have been received by the Company. Although there is no minimum purchase requirement in connection with the Rights Offering, an existing Shareholder has advised the Company that he intends to exercise his Rights in connection with this offering. See "Description of Securities and Terms of Offering - Commitment of Existing Shareholder."

  The Company's Common Stock is quoted on the Nasdaq Small Cap Market. On September 26, 1996, the closing bid and ask price of the Company's Common Stock on the NASDAQ Small Cap Market system were $3.75 and $5.00, respectively.

             THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE
               OF RISK.  SEE "RISK FACTORS" BEGINNING AT PAGE 5.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 -------------

             The date of this Prospectus is                 , 1996
                                            ----------------

                             AVAILABLE INFORMATION

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site (http://www.sec.gov) at which reports, proxy and information statements and other information regarding the Company may be accessed. Such reports, proxy statements and other information can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006. The Company's Common Stock is quoted on The Nasdaq SmallCap Market ("Nasdaq").

          The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all information set forth in such Registration Statement and the exhibits and schedules thereto, as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document (if any) filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the shares offered hereby, reference is made to such registration statement, including the exhibits and financial schedules filed as part thereof. Such information may be inspected in the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may be obtained from the Commission at prescribed prices.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

          The following document, which has been filed by the Company with the Commission (File No. 0-16348), is incorporated by reference in this Prospectus: the Company's Annual Report on Form 10-KSB for the fifty-two weeks ended June 30, 1996.

          The foregoing documents contain financial and other information concerning the Company. Such documents constitute a part of this Prospectus, and the information contained therein should be reviewed together with all other information contained herein. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded hereby to the extent that a statement contained herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

          The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents which are incorporated by reference into this Prospectus, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents.) In addition, the Company has sent a copy of the Annual Report for the fifty-two weeks ended June 30, 1996 to all shareholders. Requests for such copies should be directed to Joseph W. Fesenmaier, Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55435, telephone number (612) 941-0108, extension 205.

                               -----------------

          This Prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected or contemplated in the forward-looking statements as a result, in part, of the risk factors set forth elsewhere in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Company's Common Stock offered hereby should carefully review all of such risk factors.

                             SUMMARY OF PROSPECTUS

Rights Offering

          Ciatti's, Inc. (the "Company") is hereby offering to its holders of its Common Stock $.01 par value, the right to purchase, at a price of $x.xx per share ("Rights Exercise Price"), two shares of the Company's Common Stock for every share of Common Stock currently owned by such Shareholder. The Offering Period began on the date of this Prospectus and will continue until the Termination Date, unless extended by the Company. Shareholders exercising Rights will also have the right to subscribe for additional shares in an amount up to one hundred percent (100%) of the Rights exercised by such Shareholder to the extent Rights are not exercised by other Shareholders ("Oversubscription Privilege"). As an alternative to exercising the Rights and the Oversubscription Privilege, each Shareholder will be given a Round Lot Right to purchase 100 shares of Common Stock. The Company expects that the only persons exercising such Round Lot Rights will be shareholders that hold fewer than 100 shares. See "Description of Securities and Terms of Offering."

          The Rights are being offered pursuant to a Registration Statement on Form S-3 to holders of record of the Company's Securities on the Record Date. Each Shareholder will receive a Subscription Agreement evidencing such Shareholder's Rights.

Securities Offered                      1,485,638 shares of Common Stock offered
                                        to the current holders of the Company's
                                        Common Stock.

Shares of Common Stock Outstanding      742,819 shares prior to offering.

Rights Exercise Price                   $x.xx per share

Non-transferability of Rights           The Rights may not be assigned or
                                        transferred. To the extent not
                                        subscribed for, all Rights will expire
                                        on the Termination Date.

Use of Proceeds                         To expand the number of Bruegger's Bagel
                                        Bakery restaurants owned and operated by the Company.

NASDAQ Symbol                           CIAT

Record Date                             [To be determined]

Expiration Date                         [To be determined]

Oversubscription Privilege              The Oversubscription Privilege entitles
                                        any Shareholder who exercises all of the Rights issued to such Shareholder the right to subscribe to additional shares up to one hundred percent (100%) of the number of Rights exercised. Shares will be issued pursuant to the
                                        Oversubscription Privilege only if less
                                        than all the Rights have been exercised.
                                        If there is an insufficient number of
                                        shares to fill all oversubscriptions,
                                        the available shares will be allocated
                                        on a pro rata basis.

Round Lot Right                         As an alternative to exercising their
                                        Rights and the Oversubscription
                                        Privilege, each Shareholder will have
                                        the right to purchase 100 shares of the
                                        Company's Common Stock.

Federal Income Tax Consequences         Generally, Shareholders will not
                                        recognize any gain or loss upon receipt
                                        of the Rights and the related
                                        Oversubscription Privilege and Round Lot
                                        Right, and no gain or loss will be
                                        recognized by Shareholders upon exercise of the Rights or the Oversubscription
                                        Privilege or Round Lot Privilege. (See
                                        "Certain Federal Income Tax
                                        Considerations.")

Method of Subscription

 The Company is mailing to each shareholder of record on the Record Date a Rights Certificate evidencing such Shareholder's Rights to purchase up to the number of shares equal to the Rights offered to such Shareholder. The Rights will expire on the Termination Date, unless the offering made hereby is extended, at the sole discretion of the Company. See "Description of Securities and Terms of Offering - Procedure for Exercise of Rights; Extension of Offering."

The Company

        Ciatti's, Inc. (the "Company"), a Minnesota corporation, owns and operates full-service restaurants in Minnesota and Wisconsin. Since January 1, 1995, the Company, through its wholly-owned subsidiary, Big D Bagels, Inc. ("Big D"), a Minnesota corporation, has been the exclusive franchisee for Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth, Texas market. As of September 15, 1996, the Company operated nine restaurants in Wisconsin and Minnesota under the name "Ciatti's Italian Restaurant", one restaurant under the name "Spurs Steakhouse & Saloon" and four Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth area.

         Except as otherwise provided, the term "the Company" refers to Ciatti's, Inc. and its wholly-owned subsidiary, Big D Bagels, Inc. The Company's executive office is located at 5555 West 78th Street, Edina, Minnesota 55439, and its telephone number is (612) 941-0108.

Purpose of Offering

        The Company is conducting the Rights Offering to finance the expansion of the number of Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth, Texas area. The Company believes that a Rights Offering to its existing Shareholders will enable it to raise capital without incurring some of the expenses that would be incurred in connection with other types of offerings, while giving the Company's existing Shareholders the opportunity to participate.

                       ----------------------------------

        "Bruegger's," "Bruegger's Bagel Bakery" and "Javahh!" are trademarks of Bruegger's Corporation. "Ciatti's Italian Restaurant" and "Spurs Steakhouse & Saloon" are trademarks of the Company.

                                  RISK FACTORS

        The shares offered hereby are speculative and involve a high degree of risk. Prospective purchasers should be aware of the following factors and should review carefully the information contained elsewhere in this Prospectus.

Dependence Upon Bruegger's Bagel Bakery Restaurants For Future Growth

        Substantially all of the Company sales in the past have been generated from the operation of its full service restaurants. During the fiscal year ended June 30, 1996, the Company's full service restaurants generated sales of $17.0 million, while its Bruegger's Bagel Bakery generated sales of only $627,000. The Company currently operates four Bruegger's Bagel Bakery restaurants. The retail bagel segment is an emerging concept, the long-term appeal and potential of which have not yet been fully determined. Future growth in sales and profits will depend to a substantial extent on the Company's ability to increase the number of its Bruegger's Bagel Bakery restaurants. The Company's ability to successfully expand its Bruegger's Bagel Bakery operations will depend upon a number of factors, including the availability and cost of suitable locations, the hiring, training and retention of skilled restaurant management and personnel, the ability of the Company to generate funds from operations, obtain adequate restaurant financing on favorable terms or to obtain cash concessions from landlords, the competitive environment, and the ability to obtain the necessary governmental permits and approvals. There can be no assurance that the Company will be able to open new Bruegger's Bagel Bakery restaurants; and, if opened, that those restaurants can be operated profitably, or that the opening of any new locations will not result in reduced sales at existing Bruegger's restaurants. See "Business" - "Restaurant Operations" and "Restaurant Development."

The Competitive Restaurant and Food Service Industry

        The restaurant and food service industry is highly competitive and fragmented. There are numerous restaurants and other food service operations that compete directly and indirectly with the Company. Many of these entities have significantly greater financial resources and higher total sales volume than does the Company. The restaurant business is often affected by changes in consumer taste and discretionary spending priorities, national, regional or local economic conditions, demographic trends, consumer confidence in the economy, traffic patterns, weather conditions, employee availability, and the type, number and location of competing restaurants. Any change in these factors could adversely affect the Company. In addition, factors such as inflation and increased food, labor and other employee compensation costs could adversely affect the Company. In the Dallas-Fort Worth area, the Company expects to encounter competition from Einstein Bagels and Bagel Boulevard, as well as a number of local, owner-operated bagel shops that in many cases have developed a loyal local clientele. See "Business."

Need for Additional Capital

        If all the Rights offered hereby are exercised, the Company will receive net proceeds of approximately $4.4 million. Apart from the commitment of an existing shareholder of the Company, there can be no assurance that any Rights will be exercised. Under the Company's Development Agreement with Bruegger's, it is required to open a total of 30 Bruegger's Bagel Bakery restaurants prior to July 1, 2001. The Company estimates that it will cost approximately $350,000 for capital expenditures per location. Accordingly, the Company will need funds in addition to those raised in this offering to support its expansion plans and comply with the terms of its Development Agreement with Bruegger's.

Increases in Food Costs

        The Company's profitability is dependent on its ability to anticipate and react to changes in food costs. Various factors beyond the Company's control, including climatic changes, may affect food costs. While in the past, management has been able to anticipate and react to increasing food costs through purchasing practices, menu changes and price adjustments, there can be no assurance that it will be able to do so in the future.

Market Penetration

        Experience obtained from other Bruegger's franchisees demonstrates that the profitability of any individual Bruegger's Bagel Bakery restaurant depends to a high degree on the penetration of a particular market by the local franchisee. The Company assumes that individual Bruegger's Bagel Bakery restaurants will typically become profitable only after the Company has opened a number of bakeries sufficient to make the franchise name well-known in that market. The Company estimates that in the Dallas-Fort Worth area the minimal number for such penetration is twelve to twenty.

Control by Directors, Executive Officers and Affiliates

        The Company's directors, executive officers and members of their families beneficially own 59.6% of the Company's outstanding Common Stock immediately prior to this offering. One of these shareholders, L.E. "Dan" Danford, the Chairman of the Board of the Company, has indicated that he intends to buy additional shares in this offering. As a result, these shareholders currently exercise and are expected to continue to exercise influence and, if acting together, control all matters requiring approval by the shareholders of the Company, including the election of directors, approval of amendments to the Company's Articles of Incorporation and approval of mergers or other business combination transactions. Such control by existing shareholders could have the effect of delaying, deferring or preventing a change in control of the Company.

Dilution of Current Shareholders

        Shareholders who exercise their Rights will preserve, and through the Oversubscription Privilege may increase, their proportionate interest in their equity ownership of the Company. Shareholders of the Company who do not exercise all of their Rights may experience a reduction in their equity ownership of the Company.

Local Food Tastes

        The Bruegger's Bagel Bakery concept has become successful in many parts of the United States, but is new in the southern portion of the country. Although the Company believes that bagels can be successfully introduced to the Company's development area as it has been done in other metropolitan areas of the country, there can be no assurances that this effort will be successful in Texas.

Labor Costs, Availability of Employees

        Similar to its Italian and Steakhouse restaurants, the Company needs to hire essentially unskilled workers for each Bruegger's Bagel Bakery restaurant, although fewer workers are required for a bakery compared to a full service restaurant. While the Company pays wages higher than the statutory minimum wage in every Bruegger's Bagel Bakery restaurant, the minimum wage nevertheless has a direct proportionate impact on the actual wages the Company is required to offer to compete for available employees. Any increases mandated by state or federal laws, as those becoming effective October 1, 1996, will have a negative impact on the Company's profitability because, in most instances, competition with other restaurants does not allow such increases to be passed on to the customer.

Costs of Construction Materials

        The construction of any Bruegger's Bagel Bakery restaurant involves several building materials, such as construction-grade and furniture-grade lumber, stainless steel, and plastic laminates, which are highly sensitive to nationwide price fluctuations. Any significant price increases of such materials will increase the construction costs of any bakery and will consequently have an adverse effect on its profitability.

Reliance on Commissary of Other Franchisee

        Currently, the Company obtains its shaped bagel dough, as well as other food supplies through the commissary of another Bruegger's franchisee in Austin, Texas. Based on the experience of all Bruegger's franchisees, the Company does not consider it economically advantageous to invest in the construction of its own commissary until it has opened approximately ten to fifteen of its own bakeries. While the current arrangement represents the most cost effective way of obtaining bagel dough and other supplies, an unscheduled interuption of the Austin commissary, which is not under the control of the Company, would have a severe and immediate impact on the continuation of the Company's business in Dallas-Fort Worth, Texas.

Government Regulation

        The Company's business is subject to extensive state and local government regulation in the various jurisdictions in which its restaurants and its bakeries are located, including regulations relating to alcoholic beverage control, public health and safety and fire codes. The failure to obtain or retain required licenses could adversely affect the operation of the Company's restaurants. While the Company has not experienced, and does not anticipate any problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area. See "Business - Government Regulation."

No Minimum

        The Company's Chairman, L.E. "Dan" Danford, has advised the Company that he intends to exercise his Rights in connection with this offering. Apart from this commitment, there is no minimum number of shares that will be sold in this offering. See "Description of Securities and Terms of Offering - Commitment of Existing Shareholder."


                                USE OF PROCEEDS

        The net proceeds to the Company from the sale of the 1,485,638 shares offered by the Company, assuming a price per share of $3.00, hereby are estimated to be approximately $4.4 million if all the shares of Common Stock being offered hereby are sold. There can be no assurance, however, that any shares will be sold, other than the shares that will be sold to the Company's Chairman.

        The Company intends to use substantially all of the net proceeds from this offering for expansion of its Bruegger's Bagel Bakery restaurant concept in the Dallas-Fort Worth area including the development of additional restaurants and development of a commissary to serve its restaurants by producing fresh dough on a daily basis. The Company does not intend to use any portion of such proceeds for the operation or expansion of its Italian or Steakhouse concepts. Pending the use specified above, the Company will invest the proceeds in short-term interest bearing investments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        The Company's Common Stock is currently traded on the Nasdaq Small Cap market under the symbol "CIAT". The following table sets forth the range of high and low closing bid prices for the Company's Common Stock on the Nasdaq Small Cap market for fiscal 1995, 1996, and the first quarter of fiscal 1997. The prices listed below indicate inter-dealer prices without retail mark up, mark down or commissions. They may not necessarily represent actual transactions.

                                                            Bid Prices
Fiscal Year                                                 Low   High
                                                            ---   ----

1995           First Quarter                               $3.00  $3.00
               Second Quarter                               3.00   3.50
               Third Quarter                                3.50   4.00
               Fourth Quarter                               3.00   4.00

1996           First Quarter                               $3.25  $4.50
               Second Quarter                               4.50   5.50
               Third Quarter                                4.25   5.50
               Fourth Quarter                               3.00   4.25

1997           First Quarter (through September 26, 1996)  $3.00  $3.75

        On September 26, 1996, the highest reported closing bid and ask prices for the Company's Common Stock as reported on the Nasdaq Small Cap market were $3.75 and $5.00, respectively. As of September 1, 1996, the Company has 79 shareholders of record, plus an additional 386,950 shares held by depository institutions for an undetermined number of additional shareholders. The total number of outstanding shares was 742,819.

        The Company has not paid cash dividends on its Common Stock in the past and does not intend to pay cash dividends in the foreseeable future.

                            SELECTED FINANCIAL DATA

        The selected financial data below have been derived from audited financial statements of the Company for the fiscal years ended June 28, 1992, June 27, 1993, July 3, 1994, July 2, 1995 and June 30, 1996. This data should be read in conjunction with the financial statements, related notes and other financial information, included or incorporated by reference, elsewhere in this Prospectus.


Statement of Operating Data                                                    Fiscal year(1)
                                                         -----------------------------------------------------------
                                                             1992         1993       1994       1995       1996
                                                             ----         ----       ----       ----       ----
                                                             (In thousands, except share and per share data)

Sales
-----
  Full-service restaurants............................     $ 20,935     $ 22,359   $ 22,969   $ 18,935   $ 16,962
  Bruegger's Bagel Bakery restaurants.................           --           --         --         --        627
                                                           ------------------------------------------------------
 Total sales..........................................       20,935       22,359     22,969     18,935     17,589
Cost of food and beverage.............................        6,275        6,760      6,848      5,781      5,191
                                                           ------------------------------------------------------
 Gross profit.........................................       14,660       15,599     16,121     13,154     12,398
Restaurant operating expenses
   Labor and benefits.................................        7,034        7,590      7,383      6,266      6,145
   Direct and occupancy...............................        6,348        7,001      7,039      5,722      6,375
                                                           ------------------------------------------------------
    Total restaurant operating expenses...............       13,382       14,591     14,422     11,988     12,520
General and administrative............................        1,071        1,173      1,347      1,054      1,383
                                                           ------------------------------------------------------
Earnings (loss) from operations.......................          207         (165)       352        112     (1,505)
Income tax (expense) benefit..........................          (92)        (107)      (134)        (6)       160
Other income (expense), net...........................          (84)         (70)        92         88        (18)
                                                           ------------------------------------------------------

Net earnings (loss)...................................     $     31     $   (342)  $    310   $    194   $ (1,363)
                                                           ======================================================

Net earnings (loss) per common and....................        $0.04       $(0.42)     $0.40      $0.25     $(1.85)
   common equivalent share                                 ======================================================

Weighted average number of common and
   common equivalent shares outstanding...............      813,315      805,118    769,586    763,226    736,917

Balance Sheet Data (at end of period)
                                                               1992         1993       1994       1995       1996
                                                               ----         ----       ----       ----       ----
                                                                 (In thousands, except share and per share data)

Current assets                                             $  1,610     $  2,308   $  2,763   $  2,713   $  2,184
Current liabilities                                           2,081        2,219      2,201      1,969      2,569
Total assets                                                  8,318        7,899      7,206      7,684      6,652
Long-term obligations, less current maturities                1,706        1,491        665      1,179        907
Shareholders' equity                                          4,531        4,189      4,339      4,536      3,175

-------------------
(1) The Company's fiscal year ends on the Sunday closest to June 30. Fiscal 1994 was a fifty-three week year while fiscal 1992, 1993, 1995 and 1996 were fifty-two week years.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Prospectus, including the information set forth in this section and the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934. Actual results could differ significantly from those projected in the forward-looking statements as a result, in part, of the risk factors set forth in this Prospectus. In connection with the forward-looking statements which appear in these disclosures, prospective purchasers of the Common Stock offered hereby should carefully review the factors set forth in this Prospectus under "Risk Factors."

Results of Operations

        The following table sets forth certain financial data expressed as a percentage of sales for the years ended June 28, 1992, June 27, 1993, July 3, 1994, July 2, 1995 and June 30, 1996:


Statement of Operations Data                               Fiscal Year
                                            --------------------------------------------
                                             1992     1993      1994     1995     1996
Sales
 Full-service restaurants.................. 100.0%    100.0%   100.0%   100.0%    96.4%
 Bruegger's Bagel Bakery restaurants.......   --       --       --       --        3.6%
                                            --------------------------------------------
  Total restaurant sales................... 100.0%    100.0%   100.0%   100.0%   100.0%
Cost of food and beverage..................  30.0%     30.2%    29.8%    30.5%    29.5%
                                            --------------------------------------------
 Gross profit..............................  70.0%     69.8%    70.2%    69.5%    70.5%
Restaurant operating expenses
 Labor and benefits........................  33.6%     33.9%    32.1%    33.1%    34.9%
 Direct and occupancy......................  30.3%     31.3%    30.7%    30.2%    36.2%
                                            --------------------------------------------
  Total restaurant operating expenses......  63.9%     65.2%    62.8%    63.3%    71.1%
General and administrative.................   5.1%      5.3%     5.9%     5.6%     7.9%
                                            --------------------------------------------
Earnings (loss) from operations............   1.0%     (0.7%)    1.5%     0.6%    (8.5%)
Income tax (expense) benefit...............  (0.5%)    (0.5%)   (0.6%)   (0.0%)    0.9%
Other income (expense), net................  (0.4%)    (0.3%)    0.4%     0.4%    (0.1%)
                                            --------------------------------------------
Net earnings (loss)........................   0.1%     (1.5%)    1.3%     1.0%    (7.7%)
                                            ============================================

Comparison of Year Ended June 30, 1996  to Year Ended July 2, 1995

        Sales. Sales for fiscal 1996 decreased $1,345,904 or 7.1% to $17,589,187 from fiscal 1995 sales of $18,935,091. The decrease in sales was primarily due to the increased competition of national chain restaurants in each of the markets in which the Company's Italian and Steakhouse restaurants operate. The Company expects competition to intensify and, therefore, most of the Company's restaurants will continue to face significant pressure to maintain sales levels. In addition, the Minneapolis, Minnesota restaurant, which was closed on December 24, 1994, contributed approximately six months of additional sales to fiscal 1995.

        Offsetting the decrease in sales by the Company's Italian and Steakhouse restaurants was the opening of four Bruegger's Bagel Bakery restaurants during fiscal 1996. These stores were opened in the Dallas-Forth Worth, Texas area during the last nine months of fiscal 1996 and have performed up to management's expectations. The Company is committed by its development agreement to open twenty-six more Bruegger's Bagel Bakery restaurants in this market over the next five fiscal years. The Company currently expects to exceed the requirements of the development agreement as the Dallas-Fort Worth market has responded positively to the early store openings. The Company does not plan to open any more Italian or Steakhouse restaurants in the future. Management intends to focus the Company's expansion resources entirely on the Bruegger's Bagel Bakery restaurant concept.

        Cost of Food and Beverage. The cost of food and beverage was 29.5% of sales in fiscal 1996. These costs were down significantly from the 30.5% of sales reported in fiscal 1995 due to the Company changing its food vendor in order to take advantage of lower pricing. The Company does not expect the cost of food and beverage to significantly increase in the future.

        Labor and Benefits. Labor and benefit costs were 34.9% of sales in fiscal 1996, an increase from the 33.1% of sales reported in fiscal 1995. This increase in labor and benefit costs as a percent of sales was primarily due to decreased sales at the Company's Italian restaurants. In addition, the Company incurred higher labor and benefit costs as a percentage of sales during the early phase of operating the new Bruegger's Bagel Bakery restaurants. The Company expects labor and benefit costs to increase in the future based on the minimum wage increases that will be effective October 1, 1996.

        Direct and Occupancy. Direct and occupancy costs primarily include individual restaurant advertising, promotion, supplies, utilities, occupancy and depreciation expenses. These costs were 36.2% of sales in fiscal 1996, an increase from the 30.2% reported in fiscal 1995. This increase was due to the following three reasons. First, the Company increased its advertising and promotion costs from 2.3% of sales during fiscal 1995 to 3.6% of sales in fiscal 1996. Second, lower sales levels caused fixed costs such as occupancy and depreciation to be spread over a smaller sales base, thus significantly increasing those respective percentages as compared to sales. Third, the Company incurred significant costs related to the start-up of the Bruegger's Bagel Bakery restaurants. The Company expects preopening costs relating to the start-up of bagel bakeries to remain at the current range of $28,000 to $35,000 for each bakery, adjusted for inflation. The Company is obligated by its Development Agreement with Bruegger's to spend a minimum of 4% of sales on advertising and, following its current practice, expects to spend between 4% and 5% of bakery sales. In addition, the Company expects advertising and promotion expenses to approximate 3.75% of full service restaurant sales during fiscal 1997.

        General and Administrative. General and administrative costs increased to 7.9% of sales for fiscal 1996, up from the 5.6% of sales reported in fiscal 1995. This increase was primarily due to the following two reasons. First, the Company recorded a reserve of $147,368 for the entire balance of an outstanding note receivable related to the closing of its Milwaukee, Wisconsin, restaurant in fiscal 1995. Second, during the fourth quarter of 1996, the Company resolved to close its Italian restaurant located in Glendale, Wisconsin, effective September 8, 1996. Accordingly, the Company recorded a $77,691 charge during the fourth quarter of 1996 to reduce the cost of the assets at this location by the excess of the cost over the accumulated depreciation and amortization. Management does not foresee any additional material costs to be incurred relating to either of these items.

        Other Income (Expense) Net. Other income (expense) decreased to a net expense of $17,601 in fiscal 1996 from income of $87,854 in fiscal 1995. The Company's interest expense increased to $92,634 in fiscal 1996 from $68,295 in fiscal 1995 as a result of higher debt in 1996 due to the construction of the Company's Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth area. The Company's investment income decreased to $59,526 in fiscal 1996 from $77,469 in fiscal 1995 primarily as a result of fewer funds available for investment. In addition, other income decreased to $15,507 in fiscal 1996 from $78,680 in 1995 as 1995 included a gain of $55,000 from the closure of the Company's Minneapolis, Minnesota restaurant.

        Income Tax Expense (Benefit). The income tax benefit for fiscal 1996 was $160,000 as compared to income tax expense of $6,000 in fiscal 1995. The income tax benefit recorded was limited to the amount of taxes recoverable from a carryback of the current year loss; there was no tax benefit recorded for the effect of the carryforward of losses generated in fiscal 1996. As of June 30, 1996 the Company has $144,000 of alternative minimum tax credit carryforwards and $559,000 of net operating loss carryforwards. These tax carryforwards may only be utilized against future earnings and there can be no assurance that the Company will realize these benefits. The utilization of these carryforwards may be limited if there are significant changes in the ownership of the Company.

        Seasonality. The Company's highest sales from its Italian and Steakhouse restaurants have historically occurred during the months of July through December. The Company is currently unable to determine whether the operation of its bagel restaurants will result in any change in its seasonality.

        Effects of Inflation. Inflationary factors such as increases in food and labor costs directly affect the Company's operations. Because most of the Company employees are paid hourly rates related to federal and state minimum wage and tip credit laws, changes in these laws will result in increases in the Company's labor costs. The

Company cannot always effect immediate price increases to offset higher costs, and no assurance can be given that the Company will be able to do so in the future.

Comparison of Year Ended July 2, 1995 to Year Ended July 3, 1994

        Sales. Sales for fiscal 1995 decreased $4,033,495 or 17.6% to $18,935,091 from fiscal 1994 sales of $22,968,586. The sales decrease was mainly due to four factors. First, the Milwaukee, Wisconsin restaurant, which was opened during fiscal 1994, was sold in early fiscal 1995. Second, the Minneapolis, Minnesota restaurant was closed on December 24, 1994. Third, fiscal 1994 had 53 weeks while fiscal 1995 had only 52 weeks. Fourth, in each of the Company's markets, there continued to be an influx of national chains that greatly increased the dining options for the Company's customers, adversely affecting customer traffic.

        Cost of Food and Beverage. Cost of food and beverage as a percentage of sales was 30.5% in fiscal 1995, which represented an increase from the 29.8% in fiscal 1994. The increase was mainly due to price increases by the Company's suppliers without a corresponding menu price increase. Also, the Company experienced an increase in produce prices due to flooding in California.

        Labor and Benefits. Labor and benefits as a percentage of sales were 33.1% for fiscal 1995, which was an increase from 32.1% in fiscal 1994. The increase was due primarily to the effect of decreased sales at the Company's restaurants.

        Direct and Occupancy. Direct and occupancy costs as a percentage of sales decreased to 30.2% in fiscal 1995 from 30.6% in fiscal 1994. The decrease was mainly due to two factors. First, during the third quarter of fiscal 1994, there was a charge of $111,265 for preopening costs associated with the conversion of the Company's Madison, Wisconsin restaurant into a Spurs Steakhouse & Saloon. Second, the Company decreased its spending for advertising to 2.3% of sales for fiscal 1995 from 3.9% during fiscal 1994.

        General and Administrative. General and administrative expenses decreased to 5.6% of sales in fiscal 1995 from 5.9% in fiscal 1994. There were non-recurring charges in fiscal 1994 of $315,579 relating to the write-down of certain assets, partially offset by the addition of a Corporate Chef to the management team and start-up costs associated with the Bruegger's franchise.

        Other Income (Expense). Investment income increased during fiscal 1995 from fiscal 1994 due to an increase in funds available to invest and to slightly higher interest rates. Interest expense decreased due to the removal of the capital lease obligation associated with the Indianapolis, Indiana sublease and the reduction of the Company's bank debt through principal payments. Other income in fiscal 1994 included a gain of $98,918 from the release of the Indianapolis, Indiana lease obligation.

        Income Tax Expense. Income tax expense in fiscal 1995 was $6,000 as compared to income tax expense of $134,000 in fiscal 1994. Income tax expense in 1995 reflected the benefit of alternative minimum tax credit carryforwards being utilized.

Liquidity and Capital Resources

        The Company had cash and cash equivalents of $1,602,936 on hand as of June 30, 1996, which represents a decrease of $493,585 from the $2,096,521 in cash and cash equivalents as of July 2, 1995. The major factor contributing to this decrease was a decrease in cash provided by operations of $405,443.

        Net cash used in investing activities was consistent in both fiscal 1996 and 1995. In fiscal 1996, $1,459,233 of cash was used to purchase leasehold improvements and equipment. This amount was considerably higher than the $454,141 of cash spent in fiscal 1995 due to the construction of the new Bruegger's Bagel Bakery sites. Offsetting these expenditures in the current fiscal year was $600,000 received from Bruegger's Franchise Corporation. The $600,000 was for the repurchase of 6,000 shares of Bruegger's Corporation convertible preferred stock that was purchased by the Company during fiscal 1995 and 1996.

        Net cash provided by financing activities during fiscal 1996 increased by $172,966 over fiscal 1995. This increase was due to the Company increasing its debt from financial institutions during fiscal 1996. The Company entered into two new loan agreements during the current fiscal year. These loans were used to purchase equipment and fixtures for the Company's new Bruegger's Bagel Bakery locations. As of June 30, 1996, the Company had an outstanding balance on all its outstanding term loans of $696,038.

Bruegger's Bagel Bakery Franchise Agreement

        Big D Bagels, Inc. ("Big D"), a wholly-owned subsidiary of Ciatti's, Inc., entered into a Development Agreement with Bruegger's Franchise Corporation effective January 1, 1995. This agreement requires Big D to build 30 Bruegger's Bagel Bakery restaurants over six years. During fiscal 1996, four Bruegger's Bagel Bakery restaurants were built, thus meeting the initial terms of this agreement. The Company is required to open five additional Bruegger's Bagel Bakery restaurants during fiscal 1997. Each new site will require approximately $350,000 for capital expenditures. In addition, the Company intends to construct a commissary in late fiscal 1997 or early fiscal 1998, at an estimated cost of $500,000. Currently, the Company is supplying its bakeries from the commissary of another Bruegger's franchisee in Austin, Texas. The Company plans to finance these capital expenditures with its current cash, future cash generated from operations, and debt or equity financing, including the proceeds from this offering.

                                    BUSINESS

General

        Ciatti's, Inc. (the "Company"), a Minnesota corporation, owns and operates full-service restaurants in Minnesota and Wisconsin. As of September 15, 1996, the Company operates nine restaurants under the name "Ciatti's Italian Restaurant" and one restaurant under the name "Spurs Steakhouse & Saloon." In December 1994, the Company, through its wholly-owned subsidiary Big D Bagels, Inc. ("Big D"), a Minnesota corporation, entered into a Development Agreement with Bruegger's Franchise Corporation ("Bruegger's") for the development of Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth, Texas market. The Company currently owns and operates four bakeries in the Dallas-Fort Worth metropolitan area and a fifth bakery is under construction.

        The Company does not plan to open any additional Italian or Steakhouse restaurants. Instead, the Company intends to use its operating skills from its other restaurant concepts and its available resources to further penetrate its franchise area and develop additional Bruegger's Bagel Bakery restaurants. Additionally, the Company intends to lease space for, and construct a commissary in the Dallas-Fort Worth area to supply its bakeries. Currently, the Company obtains its dough and other products daily from the commissary of another franchisee operating Bruegger's Bagel Bakery restaurants in Austin, Texas.

Restaurant Operations

        The Company currently operates eight Italian restaurants in Minnesota and one Italian and one Steakhouse restaurant in Wisconsin. The Company's Italian and Steakhouse restaurants range in size from 6,500 to 9,800 square feet. Each seats between 70 and 100 customers in the lounge and between 110 and 220 customers in the dining area. The Company's restaurants generally do not include meeting rooms or banquet facilities although the Company's Madison and Woodbury restaurants have banquet rooms. Some of the Company's restaurants also offer outdoor patio dining on a seasonal basis.

        During fiscal 1996, the Company opened four Bruegger's Bagel Bakery restaurants in the Dallas-Forth Worth area. The Company's existing bakeries are leased for either five or ten years (all with renewal options) and range in size from 2,130 to 3,000 square feet, each seating between 45 and 50 customers.

        The following table sets forth the opening date and square footage of the Company's restaurants.

Full Service Restaurants:
                                                                 Approximate
 Date Opened                    Location                        Square Footage
 -----------                    --------                        --------------

September 1984               Saint Paul, Minnesota                   8,600
February  1985               Madison, Wisconsin                      9,800
November  1987               Falcon Heights, Minnesota               7,000
November  1988               Eden Prairie, Minnesota                 7,800
June      1989               Burnsville, Minnesota                   7,800
February  1990               Maplewood, Minnesota                    7,800
November  1990               St. Cloud, Minnesota                    6,700
October   1991               Edina, Minnesota                        6,500
November  1991               LaCrosse, Wisconsin                     7,100
April     1992               Woodbury, Minnesota                     7,000


Bruegger's Bagel Bakery Restaurant:

                                                         Approximate
 Date Opened                    Location                Square Footage
 -----------                    --------                --------------

October    1995                Plano, Texas                  3,000
December   1995                Plano, Texas                  2,250
February   1996                Dallas, Texas                 2,500
June       1996                Fort Worth, Texas             2,130
Under construction             Dallas, Texas                 2,200


        The Company has established uniform operational standards for its restaurants, which are maintained by each restaurant's management team in accordance with the Company's manuals that emphasize quality of ingredients, food preparation and presentation, maintenance of the restaurant premises and employee training and conduct. These manuals include an Operations Manual, a Recipe Manual, a Pre-Opening Manual, a Construction Specifications Manual and a Furniture, Fixtures and Equipment Specifications Manual. The Company has also developed a training manual for each position in its Italian restaurants.

        The Company's President supervises the operations of all restaurants with the assistance of a Director of Operations for all Italian and Steakhouse restaurants, and a Director of Operations for all Bruegger's Bagel Bakery restaurants. Additionally, a Vice President for Administration, a corporate Controller, a Director for Purchasing, a Director for Training and a corporate chef administer their respective areas of responsibility at the corporate office.

        Each restaurant normally employs a general manager and assistant managers. General managers have primary responsibility for restaurant operations, including customer relations, food service, cost control, maintenance, personnel, implementation of Company policies and procedures, and restaurant profitability. Assistant managers share day-to-day responsibility for restaurant operations. The Company has a bonus program to compensate its managers and assistant managers for achieving sales, service and profitability targets.

        Supervisory personnel visit each restaurant an average of one day a week. During such visits each aspect of the restaurant's operations is scrutinized to ensure that the restaurant is being operated in conformance with Company policies and procedures and to monitor customer service.

        For its Italian restaurants, the Company periodically prepares and revises menu items, recipes and lists of approved ingredients. Menu items, recipes and the ingredients used in preparing them are chosen based upon quality, cost and customer acceptance. Each restaurant's food and beverage inventories and supplies are purchased by the general managers directly from suppliers approved by the Company.

        All supplier invoices are paid at the Company's home office after approval by the appropriate general manager. The Company believes it has a good working relationship with its suppliers. The Company limits the number of its suppliers to take advantage of volume discounts, to achieve better quality control and to simplify the purchasing process for the general managers. Although the Company purchases a majority of its food ingredients and restaurant supplies from a single distributor, which is not uncommon in the restaurant industry, the Company believes that its food and beverage supplies can be obtained from more than one supplier if any one supplier is unable to meet the Company's demand or quality specifications.

        The Company maintains centralized financial and accounting controls for its restaurants. Restaurant personnel are required to report sales and deposit information to the Company on a daily basis. On a weekly basis, general managers complete and forward to the Company a food and liquor inventory, supplier invoices and information with respect to labor hours.

Restaurant Development

 Italian and Steakhouse Restaurants.
 ----------------------------------

        The Company concentrated development of full-service restaurants in the upper Midwest states of Minnesota and Wisconsin. The Company did not open any additional restaurants in fiscal years 1993-1996, and has no plans to open any additional Italian or Steakhouse restaurants. The Company intends to expend its efforts with respect to its existing restaurants on improving the sales and profitability of these existing restaurants. The Saint Paul restaurant is located in an urban area. The Falcon Heights, Eden Prairie, Burnsville, Maplewood, Woodbury and Edina, Minnesota restaurants and the Madison, Wisconsin restaurant are located in suburban areas. The St. Cloud, Minnesota restaurant is located in a community of approximately 50,000 residents, 50 miles northwest of the Minneapolis-Saint Paul metropolitan area. The LaCrosse, Wisconsin restaurant is in a community of approximately 50,000 residents. The actual cost of opening Italian and Steakhouse restaurants, including leasehold improvements, furniture, fixtures, and equipment and other pre-opening costs have varied from $480,000 to $930,000 for each restaurant.

 Bruegger's Bagel Bakery Restaurants.
 -----------------------------------

        In December 1994, the Company entered into a Development Agreement with Bruegger's Franchise Corporation. Bruegger's Corporation, which was acquired in May 1996 by Quality Dining, Inc., has aggressively expanded its franchise system to most major markets of the country. Bruegger's has indicated that its objectives are to establish the Bruegger's brand as the leading, most recognized brand in the bagel industry, to enhance Bruegger's existing position as the largest chain of fresh bagel bakeries in the United States and to be the leader in the markets it enters. As of June 30, 1996, Bruegger's, directly or through franchises, operated in 52 metropolitan markets in 32 states. Since it was founded in 1983, Bruegger's has experienced 11 consecutive years of systemwide comparable store sales growth. Bruegger's generated systemwide net sales of over $150 million, and for the 12 months ended May 1996 (the latest date available) mature Bruegger's bakeries (open two or more years) were reported to generate on average approximately $801,000 in net sales.

        All franchisees are required to open a contractually specified number of bakeries in their territory within a specified period of time or they will lose their territorial franchise rights. As of June 30, 1996, there were 339 Bruegger's Bagel Bakery restaurants open for business, owned and operated by either Bruegger's or by franchisees. The reported goal of Bruegger's Corporation is to have 2,000 Bruegger's bakeries systemwide by the end of October 2000. Although Bruegger's is generally considered the largest bagel concept in the country, there are several franchise or company-owned systems with aggressive development plans in direct competition in all areas of the country.

        The Company intends to devote significant resources to the development of its Bruegger's Bagel Bakery restaurants. This decision to concentrate on Bruegger's reflects the Company's judgment concerning the potential market for bagel-based restaurant concepts, the continuing appeal of the Bruegger's format to customers and the Company's ability to successfully manage its growth. Under the terms of the Development Agreement between the Company and Bruegger's, the Company is required to build 30 Bruegger's Bagel Bakery restaurants in the Dallas-Fort Worth area by June 30, 2001.

        The Company is concentrating its development efforts in the socioeconomic well-to-do areas of the greater Dallas-Fort Worth area. Experience gained from other Bruegger's franchises has shown that the typical customer tends to be well educated and financially well-off. Three bakeries have been opened, and one is under construction, in the north-central portion of the Dallas area, and one was opened in the western portion of Fort Worth.

        The ability of the Company to open additional bakeries will depend to a large degree on the availability of suitably sized spaces in desired areas at economically justifiable terms. Other bagel chains, as well as coffee houses, are vying for the same locations, thus providing strong competition for space.

        The cost of leasehold improvements for the existing bakeries varied from $150,000 to $300,000 per bakery, depending on the size of the space, contributions by the lessor, and the condition of the buildings. The Company has followed its historical practice of purchasing all required furniture, fixtures and equipment. This cost for the existing bakeries has ranged from $150,000 to $200,000 for each bakery. Other preopening expenses, including design services, smallwares, training, and initial inventory has varied from $28,000 to $35,000 for each bakery.

Restaurant Concepts and Formats

 Italian Format.
 --------------

        Since commencing operations, the Company's restaurants have traditionally had an Italian format. The Company's Italian restaurants serve appetizers, pizza, soups and salads, sandwiches, pasta, chicken, seafood, bread, and desserts, together with alcoholic and non-alcoholic beverages. Menu items are prepared at each restaurant pursuant to the Company's uniform recipes and ingredient specifications.

        The Company has traditionally designed the dining areas and lounges of its Italian restaurants to convey an atmosphere of casual elegance. The Company has recently modified or redesigned some of its restaurants to include a more informal, open kitchen style restaurant. The dining area of each restaurant features booths and individual tables with either chairs or banquettes. The Company's restaurants differ in interior design and decor, depending upon the location and nature of the space. Most restaurants accept reservations for a limited portion of their dining area. The Company encourages customers waiting for dining to be seated in the restaurants' lounges, which have full-service liquor licenses. In most of the Company's restaurants, appetizers and other menu items are available in the lounge as well as in the restaurant.

        The Company believes the future success of its full-service restaurants depends upon its ability to consistently maintain the standards and procedures it has established for the operation of its restaurants. Accordingly, the Company has developed comprehensive uniform management and operations policies and procedures that are applied on a Company-wide basis and that are implemented primarily by the general managers of each restaurant. The Company requires that each restaurant adhere to rigorous standards concerning the quality of ingredients, preparation of food, maintenance of premises, customer service, training of personnel and financial controls.

        Each Italian restaurant employs a standardized menu with entree prices ranging from $5.99 to $8.99 at lunch, and $7.99 to $14.99 at dinner. During fiscal year 1996, food sales comprised approximately 77% and beverage sales comprised approximately 23% of total sales.

        The Company's Italian restaurants are typically open for lunch and dinner daily during the year, except for Thanksgiving, Christmas Eve and Christmas Day. Hours of operation may vary depending on local custom and customer traffic. Menu service is normally available from 11:00 a.m. to 10:00 p.m. (9:00 p.m. on Sunday). A Sunday brunch is served in some of the Minnesota restaurants from 10:00 a.m. to 2:00 p.m. Each restaurant's lounge is typically open from 11:00 a.m. until 12:00 a.m. (10:00 p.m. on Sundays). In addition to in-restaurant dining, all of the menu items are available for carry-out. Carry-out sales constitute a small portion of the Company's total sales.

 Steakhouse Format.
 -----------------

        In 1993, the Company converted its Madison, Wisconsin restaurant into a Spurs Steakhouse & Saloon. The Company's Steakhouse restaurant has a more casual atmosphere than the Company's Italian restaurants, with a menu that features a Texas theme.

 Bagel Restaurant Format.
 -----------------------

        Under the Company's Development Agreement with Bruegger's, the Company is required to construct 30 bakeries in the Dallas-Fort Worth area by June 30, 2001. Bruegger's Bagel Bakery restaurants specialize in 12 varieties of freshly baked bagels and branded cream cheeses, as well as their fresh ground, branded premium "Javahh!" coffee which is brewed every 19 minutes. Bruegger's bagels are unique because certified bagel masters bake the bagels by kettle-boiling them in malt and water and then bake them in a stone hearth oven. In addition, Bruegger's offers deli-style bagel sandwiches, freshly-made soups, and other food and beverage items. The restaurants are open from approximately 6:30 a.m. to 7:00 p.m. each day, depending upon location, and offer both carry-out and in-store dining.

        The design and general lay-out of each Bruegger's Bagel Bakery restaurant is based on plans and guidelines issued by Bruegger's. Bruegger's updated its plans and designs for all Bruegger's Bagel Bakery restaurants in 1995 and all of the Company's existing bakeries have been constructed following this new design. It is anticipated that the new design will be the national standard for a number of years. The Company's ability to make material changes to such design is limited and any such change requires the written approval of Bruegger's. The new design and ambiance is bright and clean looking, using materials to withstand heavy customer use.

        Bruegger's also issues standard plans for furniture, fixtures and equipment ("FF&E"), including standard menu boards and art work. The Company, similarly to other franchisees of Bruegger's, is required to equip each bakery with such FF&E. In a number of cases, Bruegger's offers two different manufacturers for major equipment pieces.

Fiscal Year

        The Company's fiscal year ends on Sunday closest to June 30 of each year. Accordingly, most of the Company's fiscal years are 52 weeks and some are 53 weeks.

Seasonality

        The Company's highest sales historically have occurred during the period from July through December. The Company is currently unable to determine whether the operation of its bagel restaurants will result in any change in its seasonality.

Competition

        The restaurant industry is intensely competitive and is affected by changes in taste and eating habits of the public, local and national economic conditions affecting spending habits, population and traffic patterns. Menu, price, service, convenience, location, decor, and atmosphere are all important competitive factors, with the relative importance of such factors varying among different segments of the consuming public. By serving high-quality food and beverages at reasonable prices in pleasant, casual surroundings, the Company seeks to appeal to a wide range of customers.

        Although the full-service Italian restaurant market segment is highly fragmented, a few regional and national chains compete directly against the Company in this market segment. Dardens' concept, The Olive Garden, is represented in the Company's Minneapolis-Saint Paul and LaCrosse markets. The Company's Italian and Steakhouse restaurants compete not only with other chain or locally owned restaurants with similar menus, but also with other full-service restaurants.

        For its Bruegger's Bagel Bakery restaurants, the Company's primary competitors are several chain bagel operators offering menu items essentially similar to Bruegger's, all vying for speedy market penetration. For example, Einstein Bagels and Bagel Boulevard are represented in the Company's territory as well as a number of local, owner-operated bagel shops which in several cases have developed a loyal local clientele. In addition, any quick-service or home-replacement meal restaurants are competing with the Company for breakfast or lunch customers.

        Through the Bruegger's concept, the Company does, however, differentiate itself from these competitors by providing its customers with bagels baked in small batches on site throughout the day using fresh, not frozen, dough. Additionally, by constructing and operating its own commissary to produce and distribute fresh dough daily, the Company will vertically integrate its Bruegger's operations. This integration will allow the Company to provide its Bruegger's customers with a consistently high-quality product and to minimize transportation and production costs.

Advertising and Promotion

        The Company develops and executes annual advertising and promotional programs customized to each of the markets in which the Company currently operates. The Company has budgeted 3.75 percent of its projected fiscal 1997 full service restaurant sales for advertising. Under the terms of the Company's franchise agreement with Bruegger's, the Company is required to spend approximately four percent of its sales from the bakeries for advertising and promotion, including advertising and promotions due in connection with Bruegger's efforts. Due to the small number of Bruegger's Bagel Bakery restaurants currently existing in the franchise area, the majority of the Company's efforts in this respect are directed to local store marketing. Television or other wide coverage advertising will not be economically justifiable until a larger number of bakeries exists in the Company's territory.

Government Regulation

        Various federal, state and local laws affect the Company's restaurant business, including laws and regulations relating to health, sanitation, alcoholic beverage control and safety standards and access for disabled persons. To date, federal and state environmental regulations have not had a material effect on the Company's operations. Varied and sometimes stringent requirements of local government bodies with respect to zoning, building codes, land use and environmental factors have, in the past, increased, and in the future can be expected to increase, the cost and time required for developing new restaurants. In some instances the Company may have to obtain zoning variances and land use permits for its new restaurants. A significant portion of the Company's Italian and Steakhouse restaurant business is also derived from the sale of alcoholic beverages. Any action by an alcoholic beverage control agency to suspend or revoke a restaurant's liquor license would have an adverse effect on that restaurant's business. The Company believes that it is operating in compliance with all material laws and regulations covering its operations.

        The Company is also subject to the Fair Labor Standards Act, which covers such matters as minimum wages, overtime and other working conditions. A significant portion of the Company's food service personnel are paid at rates related to the minimum wage, and accordingly increases in the minimum wage increase the Company's labor cost.

Trademarks and Licenses

        The Company has obtained a trademark of the stylized words and design for "Ciatti's Italian Restaurant," which was renewed in March 1994. The Company also obtained a trademark for the words and design of "Spurs Steakhouse & Saloon" in June 1994. Generally, federal registration of a trademark gives the registrant the exclusive use of the trademark in the United States in connection with the goods or services associated with the trademark, subject to the common law rights of any other person who began using the trademark prior to the date of federal registration. The Company believes that its marks are important to its business.

        Under the terms of the development agreement between the Company and Bruegger's, the Company, as a franchisee of Bruegger's, has the right to use all trademarks associated with the Bruegger's bagels franchise in connection with the operation of its bakeries in the Dallas-Fort Worth area.

Employees

        As of September 1, 1996, the Company employed approximately 1,000 persons, including 10 corporate employees, 50 restaurant managers and assistant managers, and 940 hourly restaurant employees. Hourly employees comprise approximately 94% of the Company's total work force and most work on a part-time basis. Other than corporate and restaurant management personnel, employees are paid on an hourly basis. No employees are covered by collective bargaining agreements and no work stoppages have occurred. The Company considers its employee relations to be good.

Description of Property

        The Company's existing restaurants are located in leased facilities, all of which the Company believes to be adequate. The Company owns substantially all of the furniture, fixtures, and equipment in each of its restaurants. Leasehold improvements paid for by the Company generally will become the property of the landlord upon expiration or termination of a lease.

        The Company's corporate offices are located in Edina, Minnesota, a Minneapolis suburb. These premises include a test kitchen and a small warehouse area. The lease currently runs through August 31, 1998, with the Company having the option to renew the lease for an additional three year term at the then current market rates. The Company believes this facility will be adequate to accommodate its administrative needs for the foreseeable future and that it will be able to renew its existing lease upon satisfactory terms or obtain comparable space on satisfactory terms.

        The Company leases real estate and improvements for its restaurants. The leases for its Italian restaurants generally provide for an initial term of ten or twelve years although one restaurant had an initial term of twenty years. These leases generally have a minimum of two five-year renewal options. Base rent under the Company's leases varies depending, in part, upon leasehold allowance funds provided by the lessor. Base rent at some locations also escalates during the term of the lease. At a few restaurants, the Company also is required to pay a percentage rate between 4% and 5.5% of sales in excess of specified amounts. The Company pays all real estate taxes, insurance, utilities and maintenance expenses for its leased properties.

        The Company's leases for its Bruegger's Bagel Bakery restaurants generally run for either five years or ten years, and have an option to renew for one or two additional five year terms. The existing leases provide for a set rent for the primary term in an amount that varies with the location.

                DESCRIPTION OF SECURITIES AND TERMS OF OFFERING

        The shares of Common Stock issuable upon subscription of the Rights are being offered to holders of the Company's Common Stock. Each current shareholder will have the right to purchase the Company's Common Stock in the manner described below.

Common Stock

        The Company is currently authorized to issue 10,000,000 shares of Common Stock, $.01 par value. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provision. All shares of Common Stock are entitled to share equally in dividends from sources legally available therefore, when, as and if declared by the Board of Directors and, upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. All outstanding shares are, and all the shares to be sold and issued as contemplated hereby will be, fully paid and non-assessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation and to issue options and warrants for the purchase of such shares, on such terms and conditions and for such consideration as the Board may deem appropriate without further shareholder action.

        Each share of Common Stock is entitled to one vote per share on all matters on which such shareholder is entitled to vote. The shares of Common Stock do not have cumulative voting rights. The Bylaws of the Company require that only a majority of the issued and outstanding shares of the Company be represented to constitute a quorum and transact business at a shareholder's meeting.

        Norwest Bank Minnesota, N.A. is the transfer agent for the Common Stock of the Company.

        As of the Commencement Date, the Company had outstanding 742,819 shares of Common Stock.

Rights Offering; Procedure for Exercise of Rights

        Under the terms of the Rights Offering, each holder of Common Stock has the right to purchase two additional shares of Common Stock for every current share of Common Stock owned at the Rights Exercise Price.

        Each holder of Common Stock is being sent a Rights Certificate with a Subscription Agreement representing the number of Rights to which such Shareholder is entitled. Shareholders should complete the Subscription Agreement and return it to the Company at Ciatti's, Inc., 5555 West 78th Street, Edina, Minnesota 55435, Attention: Joseph Fesenmaier, together with a check, bank check or money order in the amount of the aggregate Rights Exercise Price.

        Shareholders holding stock in street name that wish to exercise their Rights must exercise them through their bank or broker-dealer or other nominee.

        All shares of Common Stock to be issued upon exercise of Rights with respect to Common Stock will be issued upon completion of the Rights offering upon receipt of executed subscription agreements.

Withdrawal Rights; Extension of Offering

        Shareholders will not have the right to revoke subscriptions for shares pursuant to the exercise of Rights, the Oversubscription Privilege, or the Round Lot Right once properly completed subscription forms accompanied by payment have been received by the Company.

        If at any time during the Offering Period, the Rights Exercise Price is lowered, all persons exercising Rights will be notified of and receive the benefit of such lower price.

        In the event the Offering Period is extended for any reason, the Company will give prompt notice of such extension by a press release or other public announcement.

Oversubscription Privilege

        Shareholders who exercise their entire Rights will have the right to subscribe for additional shares of Common Stock up to an additional 100% of the shares being acquired to the extent that other Shareholders do not exercise their Rights under the Offering. Shareholders that wish to subscribe for such additional shares shall complete the appropriate "Oversubscription Privilege" provision of the Subscription Agreement. To the extent that the offering is subscribed so that less than 100% is available, the Company will fill all subscriptions on a pro rata basis.

Round Lot Right

        Partially as a result of the Company's one-for-four reverse stock split effective February 18, 1993, the Company has a number of shareholders that hold fewer than 100 shares. It is the Company's understanding that the minimum unit for the Company's stock traded by broker-dealers in the Nasdaq Small Cap market is a round lot of 100 shares. Because of this, and the fact that a number of brokerage firms have minimum commission amounts, persons holding fewer than 100 shares of the Company's Common Stock might pay a disproportionately high level of commissions upon sale of the Company's shares. In addition, the Company estimates that the annual minimum cost to it of maintaining a shareholder account is $10, including the printing and mailing of an annual report, proxy statement and other shareholder communications.

        Accordingly, as an alternative to exercising its Rights and Oversubscription Privilege, each Shareholder is given the right to purchase a Round Lot of 100 shares at the Rights Exercise Price. The Company believes that a shareholder holding fewer than 100 shares may choose to exercise the Round Lot Right to increase his or her holdings above 100 shares whereas otherwise such a shareholder might choose not to participate in this offering.

        Although the Round Lot Right is being offered to all shareholders, the Company believes that most, if not all, of the shareholders electing the Round Lot Right will be holders of fewer than 100 shares. To exercise the Round Lot Right, the shareholder should complete that section of the Rights Certificate entitled "Round Lot Right."

Securities to be Outstanding upon Completion of this Offering

        If all the Shares offered hereby are sold, the Company will have 2,228,457 shares outstanding.

Determination of Rights Exercise Price

        The offering price of the shares of Common Stock to be issued pursuant to the Rights Offering was determined by the Company and its Board of Directors after reviewing the Company's financial position and its short and long-term business plans.

Transferability

        Rights are non-transferable.

Commitment of Existing Shareholder

        L.E. "Dan" Danford, the Chairman of the Company's Board of Directors, has advised the Company that he intends to exercise all his Rights in connection with the offering, plus additional Rights to the extent available up to a total of $1,500,000 in connection with this offering.

                                              Shares of
                                             Common Stock
                        Current Shares   Shares of Common Stock    Aggregate
Name                        Owned          to be Purchased(1)    Consideration(1)
---------------------------------------------------------------------------------

L.E. "Dan" Danford, Jr.     170,796            341,592             $1,024,776

--------------------

(1) Assumes a Right Exercise Price of $3.00. The aggregate consideration will increase up to $1,500,000 subject to shares available under the Oversubscription Privilege.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes all material federal income tax consequences to Shareholders relating to the distribution of the Rights and the acquisition of shares pursuant to the exercise of the Rights and the Oversubscription Privilege. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), the applicable Treasury Regulations (the "Regulations"), and judicial and administrative interpretations of the Code and Regulations, all as in effect on the date of this Prospectus. Each Shareholder should be aware that the Code, the Regulations and any interpretation thereof are subject to change and that any change could be applied retroactively. This summary does not discuss all aspects of federal income taxation that may be relevant to a particular Shareholder in light of his or her personal investment circumstances or to certain types of Shareholders subject to special treatment under the federal income tax laws (for example, banks, insurance companies, tax-exempt entities and foreign taxpayers) and does not discuss any aspects of state, local or foreign tax laws. Each Shareholder is urged to consult his or her own tax advisor to determine the particular tax consequences to such Shareholder (including the applicability and effect of the constructive ownership rules and state, local, foreign and other tax laws) of the distribution of the Rights and the acquisition of shares.

Receipt of the Rights

        No gain or loss will be recognized by the Shareholder upon receipt of the Rights, the related Oversubscription Privilege or the Round Lot Rights.

Exercise of the Rights and the Oversubscription Privilege

        No gain or loss will be recognized by Shareholders upon exercise of the Rights, the Oversubscription Privilege or the Round Lot Right. The holding period of the shares will commence at the time the Rights, Oversubscription Privilege or Round Lot Right, with respect to such shares, are exercised.

Basis of the Rights and the Shares

        Except as described below, upon exercise of the Rights, the tax basis of the Rights will be determined by allocating the tax basis of the Securities with respect to which the distribution was made (the "Old Securities") between the Old Securities and the Rights in proportion to their relative fair market values on the date of distribution. If the fair market value of the Rights on the date of distribution is less than 15% of the fair market value of the Old Securities on such date, however, the tax basis of the Right will be zero unless the Stockholder makes an irrevocable election to allocate part of the basis of the Old Securities to the Rights as described in the preceding sentence. The election is to be made by attaching a statement to the Shareholder's federal income tax return filed for the taxable year in which the Rights are received. The tax basis of Shares will be equal to the sum of the basis of the Rights, if any, and the exercise price paid for the Shares.

Expiration of Unexercised Rights

        If the Rights received by the Shareholder are not exercised and are allowed to expire, no adjustment will be made to the basis of the Old Security held by such Shareholder, and no income or loss will be recognized by such Shareholder on the expiration of such Rights.

Sale of Shares

        A Shareholder selling or disposing of shares will recognize gain or loss equal to the difference between the amount received upon the sale of the basis of such shares. Such gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the Shareholder and will be long-term capital gain or loss if the Shareholder holds the shares for more than one year prior to the sale.

                                 LEGAL MATTERS

     The validity of the shares issuable upon exercise of the Rights will be passed upon by Lindquist & Vennum P.L.L.P., 4200 IDS Center, Minneapolis, Minnesota 55402.

                                    EXPERTS

     The Company's consolidated financial statements for the year ended June 30, 1996, incorporated by reference into this Prospectus, have been so incorporated in reliance upon the report of Grant Thornton LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No person has been authorized in connection with the offering made hereby to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company of any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person of by anyone in any jurisdiction in which it is unlawful to make such offer of solicitation.
Neither the delivery of this Prospectus nor any sale made hereunder shall, under any cirumstances, create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                               TABLE OF CONTENTS


                                                                       Page
                                                                       ----

Available information                                                     2
Uncorporation of Certain Documents by
  Reference                                                               2
Summary of Prospectus                                                     3
Risk Factors                                                              5
Use of Proceeds                                                           7
Price Range of Common Stock and
  Dividend Policy                                                         8
Selected Financial Data                                                   9
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations                                                          10
Business                                                                 14
Description of Securities and Terms of
  Offering                                                               21
Certain Federal Income Tax
  Consequences                                                           24
Legal Matters                                                            25
Experts                                                                  25



                                 CIATTI'S, INC.


                                ---------------
                                   PROSPECTUS
                                ---------------



                          1,485,638 Rights to purchase
                             Shares of Common Stock



                                        , 1996
                                  ------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14:  Other Expenses of Issuance and Distribution

     SEC registration fee..................................  $ 1,689.00
     Nasdaq Listing Fee....................................        *
     Legal Fees............................................        *
     Accounting Fees.......................................        *
     Printing Expenses.....................................        *
     Transfer Agent Fees...................................        *
     Miscellaneous Fees and Expenses.......................        *
                                                                 ---
     TOTAL                                                       $ *
                                                                 ---


     *To be filed by amendment.

ITEM 15:  Indemnification of Directors and Officers

     The Company's Bylaws require indemnification of its directors and officers to the fullest extent permitted by Minnesota law. The Bylaws provide that the Company shall indemnify any person made or threatened to be made a party to any threatened, pending or completed civil, criminal administrative, arbitration or investigative proceeding, including a proceeding by or in the right of the corporation, by reason of the former or present official capacity of the person, provided the person seeking indemnification meets five criteria set forth in
Section 302A.521 of the Minnesota Business Corporation Act.

     The Company's Bylaws also authorize the Board of Directors, to the extent permitted by applicable law, to indemnify any person or entity not described in the Bylaws pursuant to, and to the extent described in, an agreement between the Company and such person, or as otherwise determined by the Board of Directors in its discretion.

     Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall indemnify any person who was or is made or is threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding if, with respect to the acts or omissions of such person complained of in the proceeding, such person (i) has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; (ii) acted in good faith; (iii) received no improper personal benefit and Section 302A.255 (regarding conflicts of interest), if applicable, has been satisfied; (iv) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (v) in the case of acts or omissions by person in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Item 16. Exhibits

Exhibit No.    Description
--------------------------

4.1            Rights Certificate
4.2            Letter to Shareholders
5              Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Company(1)
23.1           Consent of Grant Thornton LLP
23.2           Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above)
24             Powers of Attorney (included on signature page hereof)
27             Financial Data Schedule
               (1) To be filed by amendment

Item 17. Undertakings

(a)    The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

                (ii) to reflect in the Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the
--------  -------
Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned Registrant hereby undertakes to supplement the Prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the shareholders during the subscription period, and the amount of unsubscribed securities to be purchased by the shareholders.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e)   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497
(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Edina, State of Minnesota, on the 30th day of September, 1996.

                                                CIATTI'S, INC.
                                                (Registrant)


                                                By /s/ Phillip R. Danford
                                                --------------------------------
                                                   Phillip R. Danford
                                                   President and Director

                               POWER OF ATTORNEY

        The undersigned hereby constitute and appoint Phillip R. Danford, our true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for us and in our stead, in any and all capacities, to sign any or all amendments to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on September __, 1996 in the capacities indicated.

     Signature                          Title
     ---------                          -----

/s/ L.E. "Dan" Danford, Jr.             Director and Chairman of the Board
-------------------------------
L.E. "Dan" Danford, Jr.


/s/ Phillip R. Danford                  President and Director
-------------------------------         (Principal Executive Officer, Principal
Phillip Danford                         Financial Officer)


/s/ Thomas A. Kelm                      Director
-------------------------------
Thomas A. Kelm


/s/ Joseph Fesenmaier                   Controller
-------------------------------
Joseph Fesenmaier